Exhibit 99.7
Oodle Selects NICE Enlighten AI to Better Identify and Serve Vulnerable Customers

The leading car finance company can now drive fair outcomes to consumers by identifying and responding to vulnerability in real-time with Enlighten AI for Vulnerable Customers.

Hoboken, N.J., November 22, 2023 – NICE (Nasdaq: NICE) today announced that Oodle Car Finance, one of the fastest growing motor finance companies in the United Kingdom (UK), has selected NICE’s artificial intelligence (AI)-driven customer experience solutions to identify and meet the specific needs of vulnerable consumers. With NICE Interaction Analytics and Enlighten AI for Vulnerable Customers, Oodle is providing its frontline contact center agents with real-time guidance, ensuring fair treatment, and addressing regulatory compliance.

NICE’s technology enables Oodles’ contact center agents to adapt their behaviours, driving higher volumes of fair outcomes for vulnerable customers. By investing in Enlighten AI, Oodle is establishing practices designed to treat vulnerable customers fairly and deliver service in line with the Consumer Duty guidelines for firms published by the UK’s Financial Conduct Authority (FCA) regarding the fair treatment of customers.

The cloud-based NICE customer experience applications make it possible for Oodle to pro-actively identify vulnerable customers by analyzing the company’s interactions. The analysis of every voice contact occurs automatically, with no manual effort, accurately identifying indicators of vulnerability among customers. The solutions provide effective post-call and real-time interaction guidance for frontline agents, improving their responses to consumer vulnerabilities and the agent soft skill behaviors impacting customer satisfaction metrics. While Oodle is aligning with FCA guidance, owing to Enlighten AI, it is also lowering its operational costs by improving multiple key KPIs related to agent hold times and first call resolution.

When comparing to previously available data, Oodle has seen an improvement in the accurate identification and flagging of vulnerable customers. The solution will continue to learn and improve as time goes on, with the goal of unconscious competence across the customer facing employee population.

“At Oodle, our enduring goal is to provide an exceptional experience for all our customers, and we want our customers in vulnerable circumstances to receive good customer outcomes that take into consideration their situations. Our objective is to ensure consistent fair treatment for all.” said Jessica Bates, COO of Oodle Car Finance. “To ensure we embed this into our culture and provide the quality our customers have come to expect, we selected NICE Enlighten AI for Vulnerable Customers. The solution enables us to rapidly and automatically incorporate the visibility and guidance needed to effectively support customers in vulnerable circumstances, ensure fair treatment and deliver exactly the service they need, when they need it.”

Having disrupted the used car finance market in the UK with its digital, end-to-end service, Oodle is now well-positioned to further differentiate itself on customer experiences, thanks to NICE’s CX technology.

“We are pleased to help Oodle Car Finance support their employees in delivering service that not only meets the FCA’s Consumer Duty guidelines, but also creates frictionless experiences that help to better support all customers, but with particular consideration for those in vulnerable circumstances,” said Darren Rushworth, President, NICE International. “By choosing NICE Enlighten AI, Oodle has distinguished itself in its industry with real-time analysis of every interaction and rapid responsiveness to the specific needs of all its customers.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

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Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Darren Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.